EXHIBIT 99.1

Satellos Changes Primary Efficacy Endpoint in BASECAMP Phase 2 Pediatric Trial to MRI-Measured Fat Fraction Following FDA Feedback

  Fat fraction, together with clinical endpoints, may support a potential accelerated approval pathway for forazapadin
  Protocol amendment submitted to implement the new primary efficacy endpoint
  Topline 12-week placebo-controlled BASECAMP data expected in Q1 2027
  Conference call and webcast today at 8:00 a.m. ET

TORONTO, Nov. 06, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL), a clinical-stage biotechnology company developing potentially life-improving medicines to treat degenerative muscle disorders, today announced that, following feedback from the U.S. Food and Drug Administration (FDA), it has selected change in vastus lateralis fat fraction measured by magnetic resonance imaging (MRI) as the primary efficacy endpoint in the BASECAMP Phase 2 clinical study in boys ages 7, 8 or 9 with Duchenne muscular dystrophy (DMD). Change in MRI-measured fat fraction will replace dynamometry as the study’s primary efficacy endpoint. Forazapadin is an investigational oral, small molecule designed to enhance the body’s natural ability to repair and regenerate muscle. Early clinical data in DMD have demonstrated a favorable safety and tolerability profile and encouraging signs of biological and functional activity.

“Our goal is clear: if BASECAMP delivers supportive results, we intend to move rapidly toward a potential accelerated approval pathway for forazapadin,” said Frank Gleeson, co-founder and chief executive officer of Satellos. “We are delighted with our recent interactions with the FDA which have helped sharpen our clinical and regulatory strategy and given us greater clarity on the evidence that could support a path to accelerated approval. With the BASECAMP readout approaching, our focus is on rigorous execution, continued engagement with the FDA and moving with urgency toward our ultimate goal of bringing forazapadin to patients living with Duchenne.”

Fat fraction is an objective MRI measure of muscle composition that quantifies the proportion of fat within muscle tissue. In DMD, fat progressively replaces healthy muscle; rising fat fraction is therefore associated with disease progression, while a reduction may represent muscle regeneration and healing. Natural history studies in boys living with DMD have demonstrated a consistent increase in fat fraction over time.

“We believe that change in MRI-measured muscle fat fraction of the vastus lateralis has the potential to serve as a surrogate endpoint reasonably likely to predict clinical benefit from forazapadin during BASECAMP’s 12-week placebo-controlled period and randomized active treatment period,” said Wildon Farwell, M.D., chief medical officer of Satellos. “It is an objective measure of muscle composition that has been associated with disease progression and loss of ambulation in boys living with Duchenne. Importantly, we have also observed encouraging clinical evidence on this measure in TRAILHEAD, where adults treated with forazapadin demonstrated an improvement in muscle fat fraction of the biceps brachii over five months. Together, these data give us increased confidence in muscle fat fraction as a measure of forazapadin’s biological activity in BASECAMP and as a proposed surrogate endpoint to support a potential accelerated approval pathway.”

Data from the company’s open-label Phase 2 TRAILHEAD study in adults with DMD demonstrated a mean 3.7 percentage-point reduction in MRI-measured muscle fat fraction of the biceps brachii, from 49.7% at baseline to 46.0% at Day 140, indicating improved muscle composition. Additional TRAILHEAD data demonstrated increased total effort, stable strength, lower creatine kinase levels, and a safety and tolerability profile consistent with previously reported data.

Conference Call Information
Satellos management will host a conference call and audio webcast to discuss the Phase 2 BASECAMP trial today, Nov. 6, 2026, at 8:00 a.m. ET. A live webcast of the conference call and accompanying slides will be available on the Events and Presentations page of the Investors section of the Company website. A replay will be available following the presentation.

Conference Call Details
Domestic: 1-877-269-7751
International: 1-201-389-0908
Webcast

ABOUT BASECAMP
BASECAMP is a global, Phase 2, randomized, double-blind, placebo-controlled proof-of-concept study evaluating forazapadin in 53 ambulatory boys with DMD ages 7, 8 or 9 years. The study includes an initial 12-week randomized, double-blind, placebo-controlled treatment period, followed by a 36-week active-treatment period in which all participants receive forazapadin. The primary objectives are to evaluate the safety and tolerability of forazapadin and its effect on muscle composition as measured by MRI fat fraction. Secondary and exploratory endpoints include assessments of muscle quality, functional outcomes and biomarkers of muscle regeneration, including Satellos’ proprietary Regenerative Index.

ABOUT FORAZAPADIN
Forazapadin is a proprietary oral small molecule drug candidate being developed by Satellos to enhance skeletal muscle repair and regeneration in degenerative muscle diseases and injury conditions. Forazapadin targets AAK1, a key protein identified by Satellos as a regulator of the muscle stem cell process that supports muscle repair and regeneration, which is disrupted in DMD, facioscapulohumeral muscular dystrophy (FSHD), and other degenerative conditions. By inhibiting AAK1, forazapadin is designed to restore a biochemical signal involved in supporting muscle regeneration. Satellos is advancing forazapadin as a potential dystrophin-independent treatment for DMD that may be applicable regardless of exon mutation status, either as a stand-alone or adjunctive therapy. Ongoing Phase 2 studies include BASECAMP, a global randomized, placebo-controlled study in pediatric participants, and TRAILHEAD, an open-label study in adult participants. An Investigational New Drug (IND) application to initiate clinical research into forazapadin for the treatment of FSHD has also been cleared.

ABOUT SATELLOS BIOSCIENCE INC.
Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed forazapadin, an orally administered small molecule AAK1 inhibitor designed to address deficits in muscle repair and regeneration. Forazapadin is being evaluated as a potential disease-modifying treatment for DMD in two Phase 2 clinical trials, BASECAMP in pediatric participants with DMD and TRAILHEAD in adults living with DMD. An Investigational New Drug (IND) application to initiate clinical research into forazapadin for the treatment of FSHD has also been cleared. The company has identified additional muscle diseases and injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com and connect with Satellos on X, LinkedIn, Facebook and Instagram.

NOTICE ON FORWARD-LOOKING STATEMENTS
This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding: the therapeutic potential of forazapadin, including its potential to represent a disease-modifying approach to the therapeutic treatment of people living with DMD and FSHD and as a dystrophin-independent treatment for DMD; anticipated benefits to patients from a small molecule treatment for DMD and FSHD; the enrollment in, advancement and timing of results of forazapadin through clinical trials, including the BASECAMP and TRAILHEAD clinical trials; the potential for muscle fat fraction to serve as a measure of forazapadin’s biological activity in the BASECAMP clinical trial, the belief that change in MRI-measured muscle fat fraction of the vastus lateralis has the potential to serve as a surrogate endpoint reasonably likely to predict clinical benefit from forazapadin during the BASECAMP study period and its potential to support an accelerated approval pathway; the pharmacodynamic properties and mechanism-of-action of forazapadin; the potential of our approach in other degenerative muscle diseases and Satellos’ plans to pursue additional muscle diseases and injury conditions in future clinical development; forazapadin's prospective impact on DMD and FSHD patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally; the anticipated timing for a New Drug Application submission to the FDA for forazapadin for DMD; the anticipated timing of an FSHD Phase 2 clinical trial; topline BASECAMP data, including expectations regarding the timing thereof; and Satellos' technologies and drug development plans. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective”, “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of Satellos. These statements are based on assumptions and subject to risks and uncertainties. In making forward looking statements, Satellos has relied on various assumptions, including but not limited to: its ability to obtain future funding on favorable terms, if at all; obtaining positive results in its clinical trials, its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting Satellos, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management's ability to manage and to operate the business of Satellos generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos' Annual Information Form dated March 27, 2026, and amended and restated short form base shelf prospectus dated August 11, 2026 (each of which is located on Satellos' SEDAR+ profile) and incorporated by reference in Satellos’ Form F-10 filed with the Securities and Exchange Commission on August 11, 2026, and in Satellos' public filings on EDGAR (sec.gov) and SEDAR+ (sedarplus.ca). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS
Investors: Caitlin Lowie, Vice President, Investor Relations & Communications, ir@satellos.com
Media: Emily Williams, Senior Director, Communications, media@satellos.com